Exhibit 3.1a

AMENDED AND RESTATED ARTICLES OF INCORPORATION of

REAL ESTATE CONTACTS.COM, INC.

Dated March 1, 2007

REAL ESTATE CONTACTS.COM, INC. ("the Corporation"), pursuant to the authority contained in Florida Statutes Section 607.1007, hereby amends and restates the following Articles of Incorporation:

ARTICLE I. NAME.

The name of the Corporation is REALESTATECONTACTS.COM, INC.

ARTICLE II. PRINCIPAL PLACE OF BUSINESS AND MAILING ADDRESS.

The principal place of business of the Corporation and mailing address shall be:

2 East Camino Real, Suite 202, Boca Raton, Florida 33432.

ARTICLE III. CAPITAL STOCK.

The Corporation shall be authorized to issue 500,000,000 shares of common stock with a par value of $.00001 per share and 10,000,000 shares of preferred stock with a par value of $.0001 per share with such rights, designations and preferences as determined from time to time by the Board of Directors of the Corporation.

ARTICLE IV. INDEMNIFICATION.

The Corporation shall, to the fullest extent legally permissible under the provisions of the

Florida Business Corporation  Act, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity as a director or officer of the Corporation and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or resolution adopted by the shareholders entitled to vote thereon after notice.

APPROVAL BY SHAREHOLDERS AND BOARD OF DIRECTORS

These Amended and Restated Articles of Incorporation were duly and unanimously approved by the Corporation's shareholders on March 1, 2007, and the number of votes cast for the amendment by the shareholders was sufficient for their approval.

These Amended and Restated Articles of Incorporation were duly and unanimously approved by the Corporation's Board of Directors on March 1, 2007 and the number of votes cast for the amendment by the Directors was sufficient for their approval.

These Amended and Restated Articles of incorporation were shall be effective upon filing with the Florida Secretary of State.

IN WITNESS WHEREOF, the Corporation hereby certifies that this Amendment has been unanimously approved by its Shareholders and Board of Directors and has caused these Amended and Restated Articles of Incorporation to be duly executed by its Chief Executive Officer this 1st day of March 2007.

Realestatecontacts.com Inc.

By:

/s/Robert DeAngelis

Robert DeAngelis, Chief Executive Officer